ATCO
GROUP

Corporate Office

04010121

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

February 11, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed February 11, 2004 for symbol ACO.X
- Corporation's Form 1, filed February 11, 2004 for symbol ACO.Y
- Corporation's Form 1, filed February 11, 2004 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

Encl.

SEC MAIL RECEIVED PROCESSING
FEB 23 2004
WASH. D.C. 155 SECTION

dlw 2/26

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	01/01/2004 - 01/31/2004

Summary

Issued & Outstanding Opening Balance :	26,287,281	As at :	12/31/2003
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	9,150		
Other Issuances and Cancellations	1,000		
Issued & Outstanding Closing Balance :	26,297,431		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**9,150**	As at :	01/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/31/2004	N		9,150		
Totals		0	9,150	0	0

Stock Options Outstanding Closing Balance:	**0**	As at :	01/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/31/2004	Conversion (General)	1,000
Totals		1,000

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/11/2004 11:49:16
Last Updated:	02/11/2004 10:53:14

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	01/01/2004 - 01/31/2004

Summary

Issued & Outstanding Opening Balance :	3,508,801	As at :	12/31/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,000		
Issued & Outstanding Closing Balance :	3,507,801		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/31/2004	Conversion (General)	-1,000
Totals		-1,000

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/11/2004 11:51:11
Last Updated:	02/11/2004 11:50:35

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	01/01/2004 - 01/31/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/31/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/11/2004 11:52:06
Last Updated:	02/11/2004 11:51:53